Exhibit 100.1

NICE inContact CXone Spring 2019 Release Adds End-to-End Artificial
Intelligence (AI) Capabilities

CXone delivers new comprehensive AI capabilities and enhanced depth and breadth of customer relationship management (CRM) integrations

Salt Lake City, April 16, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced the Spring 2019 release of NICE inContact CXone, which adds multiple AI-powered updates across the contact center for smarter customer and agent engagement, plus enhanced depth and breadth of CRM integrations. CXone new AI capabilities span the entire customer and agent experience from: new AI self-service bot options, to new AI-infused forecasting and scheduling options to AI-powered interaction analytics that detect root cause issues of customer frustration. CXone now provides additional depth and breadth of CRM integrations for delivering a more personalized customer experience, including deeper Salesforce integration and new and enhanced pre-built integrations to other leading CRM applications.

“Our latest AI innovations help companies stay one step ahead of customer expectations in the increasingly competitive experience economy. Organizations of all sizes can now leverage new and innovative AI capabilities across the unified NICE inContact CXone cloud customer experience platform to deliver better, more engaging customer and agent experiences,” said Paul Jarman, CEO, NICE inContact. “The NICE inContact CXone Spring 2019 release demonstrates our dedication to continuous delivery of the latest innovations, like comprehensive AI capabilities and CRM integrations, that help our customers achieve their business goals.”

New End-to-End AI Capabilities Power Smarter Engagement
CXone end-to-end AI capabilities enable organizations of all sizes to predict and act on AI-powered insights to delight customers, engage employees, and significantly improve agent productivity.

New CXone AI capabilities that span the end-to-end customer and agent experience include:

●
 NICE inContact Advanced Chat for CXone: Makes introducing automation and AI into the contact center environment faster and easier, while streamlining service delivery. New integrated chatbot enables organizations to configure and deploy bots to perform common tasks, while offering easy options to transparently elevate to an agent-assisted chat as needed. Customers can add AI services such as Natural Language Understanding Classification and Sentiment Analysis, Natural Language Processing Entity Identification, Language Recognition, Sentence Similarity and more. This new embedded chatbot is in addition to the more than 20 AI-powered voice and chatbot partner integrations that easily integrate with CXone and are available on the CXexchange marketplace.

●
NICE Nexidia Predictive Behavior Routing (PBR) for CXone: Connects customers with the best available agent for his or her personality, communication preferences and behavioral characteristics, powering more productive and positive conversations and call outcomes, and better customer and agent experiences. PBR leads to improved business results using advanced algorithms that adapt the best agent match depending on the top business goal identified by contact center leaders, such as Average Handle Time, Customer Effort Time, Customer Satisfaction, Net Promoter Score®, First Contact Resolution, Sales Effectiveness, and Customer Retention.

●
AI-powered WFM Forecasting: Takes the guesswork out of workforce management forecasting with AI-powered selection of best algorithms for each forecasting scenario. Saves time with a “best pick” option that takes into account more than 45 patented algorithms, seasonality patterns and trends to smooth out anomalies in scheduling.

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AI-driven Interaction Analytics and Insights: Drives smarter decisions, to improve customer satisfaction, with AI-driven interaction analytics that identify sources of customer frustration and unresolved issues. Patent-pending Frustration Detection goes beyond detecting negative sentiment and identifies what issues and agents contribute to customer frustration, helping businesses focus on and take corrective action in areas that negatively impact customer satisfaction. Unresolved Issue Detection identifies contact types and agents that contribute to multiple interactions.

New Depth and Breadth of CRM Integrations Enhance Personalized Customer Experiences
The CXone Spring 2019 release includes additional depth and breadth of pre-built CRM integrations to help deliver personalized and contextual customer experiences. Deeper Salesforce integration offers Salesforce customers additional options and other new and enhanced CRM integrations coming soon will deliver a breadth of options for large and small organizations globally.

●
CXone Routing for Salesforce Digital Channels and New Packages for Salesforce: adds a global carrier-grade voice channel to Salesforce digital customer interaction channels, in addition to an intelligent routing engine. Adding CXone intelligent routing for digital channels can improve the customer experience through skills-based routing that combines agent proficiency with customer attributes from Salesforce to find the best customer service agent for each interaction – allowing faster resolution of customer requests, fewer transfers between agents, and options to provide higher levels of service to premium customers. Agents continue to handle digital channels from within their familiar Salesforce interface, and now with CXone agents will benefit by servicing customer requests they have the skills and proficiency to quickly and successfully resolve.

In addition, new CXone Packages for Salesforce extend the Salesforce Lightning Service Console with integrated workforce management, quality management, interaction analytics, and customer feedback applications.

●
 New and Enhanced Pre-built CRM Integrations: will deliver a breadth of pre-built options for integrating popular CRM applications with CXone to deliver a personalized customer experience and improve agent productivity. Each CRM integration will provide a unified desktop option between CXone real-time interaction handling and customer profile and case management from the CRM, as well as bi-directional data synchronization. New and enhanced integrations include: Oracle Service Cloud, Microsoft Dynamics, ServiceNow, Zendesk, SugarCRM, NetSuite, SAP, and BullHorn.

Salesforce, Lightning and others are among the trademarks of salesforce.com, inc.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.